CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
 18 U.S.C. Section 1350,
 AS ADOPTED PURSUANT TO
 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Interim Report of Velti plc on Form 6-K for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Alex Moukas, Chief Executive Officer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	August 23, 2012	By:	/s/ Alex Moukas
Alex Moukas
Chief Executive Officer

In connection with the Interim Report of Velti plc on Form 6-K for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Wilson W. Cheung, Chief Financial Officer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	August 23, 2012	By:	/s/ Wilson W. Cheung
Wilson W. Cheung
Chief Financial Officer

A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.